EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom — Change in Company Secretary
In compliance with paragraphs 3.59(a) and 3.59(b) of the Listings Requirements of the JSE Limited, shareholders are advised that Ms Sandi Linford has resigned as company secretary of Telkom with effect from 30 November 2008. Adv Matlakala Monyai has been appointed as acting company secretary of the company with effect from 1 December 2008.
Pretoria
28 November 2008
Sponsor
UBS Securities South Africa (Pty) Limited